COMMENTS RECEIVED ON JANUARY 9, 2014

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1,
Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International
Equity Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund,
Fidelity Utilities Central Fund

AMENDMENT NO. 34

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central
Fund (formerly Fidelity Tactical Income Central Fund)

AMENDMENT NO. 20

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 83

1. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

"The Adviser normally invests each fund's assets primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

2. Fidelity Financials Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"For purposes of each fund's concentration limitation discussed above, FMRC considers an issuer to be principally engaged in a business activity if: (i) at least 50% of an issuer's assets, income, sales, or profits are committed to, or derived from, the business activity, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity. In addition, for purposes of Fidelity Financials Central Fund's concentration limitation discussed above, an issuer that derives more than 15% of revenues or profits from brokerage or investment management activities is considered to be principally engaged in the business activities identified for the fund."

C: The Staff requests that the underlined statement be revised as it is not appropriate to include in a concentration policy.

R: The underlined text is not part of the fund's concentration policy. The fund's concentration policy appears a number of paragraphs prior to the text at issue, and reads as follows:

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

"For Fidelity Financials Central Fund:

The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the financials industries."

3. All funds

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

4. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"Lower-Quality Debt Securities. Lower-quality debt securities include all types of debt instruments that have poor protection with respect to the payment of interest and repayment of principal, or may be in default. These securities are often considered to be speculative and involve greater risk of loss or price changes due to changes in the issuer's capacity to pay. The market prices of lower-quality debt securities may fluctuate more than those of higher-quality debt securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph in Part A of the registration statement. Accordingly, we respectfully decline to modify the disclosure.

5. All funds

"Directors and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

6. All funds

"Directors and Officers" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

7. Fidelity Emerging Markets Equity Central Fund

"Fund Summary" (Part A of the Registration Statement)

"Portfolio Manager(s)"

"Doug Chow (co-manager) has managed the fund since May 2011.

Tim Gannon (co-manager) has managed the fund since March 2010.

Jim Hayes (co-manager) has managed the fund since November 2009.

Per Johansson (co-manager) has managed the fund since January 2010.

Greg Lee (co-manager) has managed the fund since May 2012.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

Sam Polyak (co-manager) has managed the fund since July 2010."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

8. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The Adviser normally invests the fund's assets primarily in common stocks."

C: The Staff would like to know the criteria for an investment to be considered tied economically to emerging markets.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed in the fund's prospectus under the heading, "Country or Geographic Region." In the fund's SAI, we also disclose the following information:

"Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

We also direct the Staff's attention to the following SAI disclosure related to Fidelity Emerging Markets Equity Central Fund's name test:

"Countries and Markets Considered Emerging. For purposes of a Fidelity fund's 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of September 30, 2013, countries in the MSCI® Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

9. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff would like an explanation regarding why money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds meet the Adviser's definition of floating rate securities.

R: The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that "FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds." We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket."

10. Fidelity Floating Rate Central Fund and Fidelity High Income Central Fund 1

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality of the securities in which the funds invest. If the quality is below investment grade, the Staff requests that we describe as such.

R: The funds do not have a principal investment strategy of investing in securities of a specific average credit quality, though we note that each fund currently discloses its policy relating to lower-quality investments as shown below (emphasis added):

Fidelity Floating Rate Central Fund:
"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities . . . . Many floating rate loans are lower-quality."

Fidelity High Income Central Fund 1:
"The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities."

Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph in Part A of the registration statement. Accordingly, we have not modified disclosure.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

11. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"The Adviser is not constrained by any particular investment style for the fund. At any given time, the fund may buy "growth" stocks or "value" stocks, or a combination of both types. Additionally, the fund is not limited to investing in securities of a specific market capitalization and may hold securities of large, medium and/or small capitalization companies."

C: The Staff requests that small cap and mid cap risks be added to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with small cap and mid cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with large capitalizations vs. small capitalizations) differently is one of the factors addressed under "Principal Investment Risks" -- "Stock Market Volatility" in the "Investment Details" section.

12. Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

(Example from Fidelity Inflation-Protected Bond Index Central Fund)
"The Adviser normally invests at least 80% of the fund's assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L) (the Index). The Index is composed of inflation-protected debt securities issued by the U.S. Treasury with maturities between one and ten years."

(Example from Fidelity Investment Grade Bond Central Fund)
"The Adviser normally invests at least 80% of the fund's assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

C: The Staff requests that we change "inflation-protected debt securities" to "inflation-protected bonds" and "investment-grade debt securities" to "investment-grade bonds."

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund to have a policy to invest 80% in bonds is met by their policies to invest 80% in inflation-protected debt securities and investment-grade debt securities, respectively. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Accordingly, we believe that each fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

13. Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their respective 80% policies.

14. Fidelity Inflation-Protected Bond Index Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L) (the Index). The Index is composed of inflation-protected debt securities issued by the U.S. Treasury with maturities between one and ten years."

C: The Staff requests that we disclose the maturity policy for the fund.

R: The fund does not have a principal investment strategy to invest in securities of a particular maturity; however, as noted, the fund has a policy of normally investing at least 80% of its assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L), which is composed of U.S. Treasury Inflation Protected securities with maturities of at least 1 year and less than 10 years. Accordingly, we have not modified disclosure.

15. Fidelity Money Market Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Financial Services Exposure. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers' securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties."

C: The Staff requests that we revise this risk to emphasize that the fund is concentrated in the Financial Services Industry.

R: We will rename the risk tile for this fund from "Financial Services Exposure" to "Financial Services Concentration" at the time of the next filing.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 34; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 20; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 83

16. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.